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                                                                  EXHIBIT 4.4(7)




                     UNITED COMPANIES FINANCIAL CORPORATION
                           MANAGEMENT INCENTIVE PLAN


SECTION 1:       PURPOSE AND OBJECTIVES

         The United Companies Financial Corporation Management Incentive Plan, as amended and restated, (hereinafter the "Plan") is intended to unite the interests of certain employees of United Companies Financial Corporation (hereinafter the "Company") with the interests of the shareholders of the Company through the payment of compensation, in addition to the employees' base salaries, for the achievement of financial objectives during the year.

         The objectives of the Plan include the following:

         Performance              To compensate certain employees based on the
                                  performance of the Company.

         Return on Equity         To focus management efforts on increasing
                                  Return on Equity.

         Team Orientation         To generate a team orientation in a unified
                                  Company environment.

         Competitive              To provide a compensation package that is
                                  competitive within the industry.

SECTION 2:       EFFECTIVE DATE

      The Plan shall be effective January 1, 1989 (the "Effective Date").

SECTION 3:       DEFINITIONS

        3.1      "Award" shall mean an award made under the Plan.

        3.2 "Beneficiary" shall mean the person or persons, if any, designated in writing by a Participant to receive any benefit of such Participant in the event of the Participant's death.

        3.3 "Bonus Pool" shall mean the fund of monies available for Awards under the Plan as determined in accordance with Section 6, Calculation of the Bonus Pool.

        3.4 "Chief Executive" shall mean the Chief Executive Officer of the Company.

        3.5 "Committee" shall mean the Compensation Committee of the Board of Directors of the Company comprised of at least two members who are not employees of the Company and who are not otherwise eligible to receive an Award under the Plan.

        3.6 "Participant" shall mean an employee of the Company who has been selected to participate in the Plan for a specific Plan Year in accordance with Section 5.1 based on the employee's contribution to the overall Company objectives. There is no requirement that all employees of the Company be selected as Participants in the Plan.

        3.7 "Plan Year" shall mean any fiscal year of the Company that coincides with the calendar year on and after the Effective Date of the Plan.

        3.8 "ROE" shall mean the Return on Equity of the Company for a Plan Year, computed on a consolidated basis in accordance with generally accepted accounting principles, based on the average of the four quarterly ROE results during the Plan Year.
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SECTION 4:       ADMINISTRATION OF THE PLAN

         The Plan shall be administered by the Committee which shall have sole and complete authority, except as limited by Section 11, to administer and interpret the terms and provisions of the Plan and to adopt, alter and repeal such administrative rules, regulations and practices governing the operation of the Plan as it deems in the best interests of the Company.

SECTION 5:       ELIGIBILITY

         5.1 Prior to January 1 of each Plan Year, the Chief Executive shall recommend to the Committee certain employees of the Company who have been recommended to him by the Management Executive Committee for participation in the Plan. The Committee shall designate the employees who shall be eligible to participate in the Plan for such Plan Year. The Chief Executive shall notify the Participants of their designation by the Committee to participate in the Plan for the Plan Year and of the financial performance levels that must be achieved for an Award to be made under the Plan. An employee's participation in one Plan Year does not guarantee participation in any following Plan years.

         5.2 Participants must be employees of the Company on the date Awards are paid, unless employment has terminated by reason of death, disability or retirement. A Participant who terminates employment for any reason except death, disability or retirement prior to the actual payment of an Award shall forfeit all rights to the Award for such Plan Year, (herein referred to as "forfeitures"). Participants who terminate employment during the Plan Year or prior to the payment of the Award for such Plan Year because of death, disability or retirement, shall be included in the Bonus Pool allocation and such Participant or their Beneficiary, as the case may be, shall be paid as if they were active employees of the Company.

SECTION 6:       CALCULATION OF THE BONUS POOL

         The threshold level of ROE must be achieved in order for the Bonus Pool to be created and for any Awards under this Plan to be paid. The threshold level of ROE shall be 10%.

SECTION 7: CALCULATION OF ELIGIBILITY LEVEL AND INDIVIDUAL PARTICIPANT ALLOCATION OF AWARDS

         7.1     Assignment of Participants to Eligibility Levels

         The Company's Chief Executive shall recommend to the Committee the respective level of participation for each Participant. Giving due consideration to, but not being bound by, such recommendation, the Committee shall then assign each Participant to one of five eligibility levels under the Plan. The eligibility level assignment indicates the Participant's contribution to and impact on the success of the overall organization.

         7.2     Eligibility Level Allocation

         The allocation of the Bonus Pool by level of participation and the maximum Award per Participant shall be established by the Committee prior to January 1 of the Plan Year. The Committee shall determine prior to the beginning of each Plan Year the portion of the Bonus Pool to be allocated to each eligibility level.

         7.3     Individual Participant Allocation

         As stated in Section 7.2, prior to January 1, the Committee shall determine the portion of the Bonus Pool to be allocated to each eligibility level. Subject to the maximum Award per Participant established by the Committee, the aggregate amount allocated to each level shall be allocated among the Participants assigned to such eligibility level as follows:





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         Levels I and II.  The aggregate amount of the Bonus Pool allocated to
         Levels I and II shall be allocated among the Participants within the respective level based on each Participant's base salary as of December 31st of the Plan Year. Forfeitures shall be reallocated to the remaining Participants in the respective eligibility levels.

         Levels III, IV and V. The base salary of each Participant within each specific eligibility level shall be multiplied by a percentage factor pre-established on or before January 1 of the Plan Year by the Committee to determine the amount to be allocated to each Participant. Forfeitures shall not be reallocated to Participants in Levels III, IV and V.

SECTION 8:       PAYMENT OF AWARDS

         Subject to the Participant's right to elect to receive shares of the Company's Common Stock, par value of $2.00 per share (the "Common Stock") pursuant to Section 9 below, all Awards under the Plan shall be payable in cash and shall be paid within 120 days of the end of the Plan Year for which the Award is made. All Award payments under the Plan shall be subject to such federal and state withholding taxes required by law at the time of payment.

SECTION 9:       PARTICIPANTS' RIGHT TO RECEIVE COMMON STOCK

         9.1     Election Rights

         Each Participant selected to participate in the Plan in accordance with Section 5.1 may elect to reduce all or part of the Award that would otherwise be payable under the Plan in cash pursuant to Section 8, to shares of Common Stock. Any such election shall be in writing and must be delivered to the Committee no later than six months and one day prior to December 31st of the Plan Year. Once the election is submitted, it may not be revoked or changed.

         If a Participant so elects to receive shares of Common Stock in lieu of cash under an Award, there shall be issued to such Participant a number of shares of Common Stock equal to the percentage of the Award designated by the Participant to be awarded in shares of Common Stock (which amount will be calculated by multiplying the percentage elected by the Participant by the total Award divided by the Fair Market Value (as defined in Section 9.2 below) of a share of the Company's Common Stock on December 31st of the Plan Year).

         9.2     Fair Market Value

         The term "Fair Market Value" means the fair market value of a share of Common Stock determined in good faith by the Committee in the following manner:

         a. If the shares of Common Stock are then listed on any national or regional stock exchange or traded in the over-the-counter market and prices are quoted in the NASDAQ National Stock Market, the Fair Market Value shall be the last quoted sales price of a share of the Common Stock on the date in question, or if there are not reported sales on such date, on the last preceding date on which sales were reported;

         b. If the shares of Common Stock are not listed or quoted, then the Fair Market Value shall be the mean between the bid and ask price quoted by a market maker or other recognized specialist in the Common Stock at the close of the date in question; or

         c. In the absence of either of the foregoing, the Fair Market Value shall be determined by the Committee in its absolute discretion after giving consideration to the book value, the





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                 revenues, the earnings history and the prospects of the
                 Company in light of market conditions generally.

         The Fair Market Value determined in such manner shall be final, binding and conclusive on all parties.

         9.3     Common Stock Subject to Plan

         The shares of Common Stock that may be issued hereunder shall be from the authorized but unissued shares of Common stock of the Company. Subject to the provisions of the next succeeding paragraph of this Section 9.3, the aggregate number of shares of Common Stock reserved and available for issuance hereunder shall not exceed 300,000 shares.

         In the event that the number of outstanding shares of Common Stock are changed into or exchanged for a different kind or number of shares of stock or securities of the Company as the result of any stock dividend, stock split, combination of shares, exchange of shares, merger consolidation, reorganization, recapitalization or other change in the capital structure of the Company, then the number of shares subject to the Plan shall be equitably adjusted by the Committee.

         9.4     Special Provisions for Executive Officer Participants

         If any executive officer of the Company elects to receive all or part of his or her award in shares of Common Stock, the Committee, in its discretion, may subject such shares of Common Stock to certain restrictions or conditions, including restriction periods or performance-based conditions. However, if the Committee chooses to impose a performance-based condition upon the vesting of such shares, the condition shall be linked to Company performance and based upon the Company's return on equity. However, the Committee shall not establish a return on equity requirement any less than 10% for any annual period. Finally, the Committee must certify, before the condition shall be considered as being fulfilled, that the performance-based condition has been met by the Company.

SECTION 10:      RIGHTS OF PARTICIPANTS

         10.1 General Creditor - The Participant and his Beneficiary, as the case may be, shall be a general, unsecured creditor of the Company with respect to any rights derived by the Participant from the existence of this Plan.

         10.2 No Rights to Assets - Title to and beneficial ownership of any assets, whether cash, investments, life insurance policies, or any other assets that the Company may earmark to pay the Awards hereunder, shall at all times remain with the Company. The Participant, his or her heirs and successors, and his Beneficiary, as the case may be, shall not have any property interest whatsoever in any specific assets of the Company.

         10.3 No Right to Employment - This Plan shall not constitute an employment agreement between the Participants and the Company.

         10.4 No Representation - No representation, promise or inducement relating to the Plan has been made either by the Company or any Participant that is not embodied in this Plan and neither the Company nor any Participants shall be bound by or liable for any alleged representation, promise or inducement not included herein.

SECTION 11:      RIGHTS OF THE COMPANY

         11.1 Except as limited in Section 11.2, this Plan may be amended, modified, or cancelled, and the terms or covenants hereof may be waived at the discretion of the Board of Directors of the Company, provided that such actions shall only be effective for subsequent Plan Years.





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         11.2    The maximum Bonus Pool to be paid in any Plan Year shall not exceed 10% of the Company's after tax net income, computed on a consolidated basis in accordance with generally accepted accounting principles, unless a greater amount is authorized by the affirmative vote of the holders of a majority of the shares of the Company's Common Stock present or represented at an annual or special meeting of the Company's shareholders at which a greater amount is properly presented for consideration by the shareholders.

SECTION 12:      MISCELLANEOUS

         12.1    Amendment of the Plan

         The Board of Directors may amend the Plan from time to time in its sole discretion as it deems advisable. However, no amendment shall, without the approval of the shareholders of the Company, (i) materially modify the eligibility requirements for participation in the Plan; (ii) increase, decrease or otherwise alter the aggregate number of shares of Common stock that may be issued under the Plan; (iii) materially increase the benefits accruing to Participants; (iv) remove the administration of the Plan from the Committee or render members of the Committee eligible to receive Awards under the Plan. In addition, the provisions of Section 9 of the Plan may not be amended more than once in any six month period except to comply with changes in the Internal Revenue Code of 1986, as amended, the Employee Retirement Income Security Act of 1974, or the rules thereunder.

         12.2 Governing Law - This Plan shall be governed by and construed and enforced in accordance with the laws of the State of Louisiana without regard to the principles of conflict of laws.

         12.3 Headings - The Section headings contained in this Plan are for reference purposes only and shall not in any way affect the meaning or interpretation of the Plan.

         As amended through June 14, 1995.